

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-44905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/13____ AND ENDING____12/31/13____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
English Concepts d/b/a PMA Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2135 CityGate Lane, 7th Floor
                              (No. and Street)

Naperville	Illinois	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James O. Davis   (630) 657-6491
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
                      (Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, James O. Davis _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of English Concepts d/b/a PMA Securities, Inc. _____ , as of December 31 _____ , 20 13 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

English Concepts d/b/a PMA Securities, Inc.

Statements of Financial Condition
December 31, 2013 and 2012



<center>Independent Auditor's Report</center>

To the Board of Directors
English Concepts d/b/a PMA Securities, Inc.
Naperville, Illinois

Report on the Financial Statement

We have audited the accompanying statements of financial condition of English Concepts d/b/a PMA Securities, Inc. (the Company) as of December 31, 2013 and 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<center>1</center>

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of English Concepts d/b/a PMA Securities, Inc. as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, IL
February 25, 2014

English Concepts d/b/a PMA Securities, Inc.

Statements of Financial Condition
December 31, 2013 and 2012

	2013		2012	
Assets				
Cash and cash equivalents	$	3,601,286	$	3,415,543
Receivable from clearing broker		1,113,448		936,733
Receivables		57,537		89,748
Prepaid expenses		21,278		20,983
Other assets		19,717		15,862
	$	4,813,266	$	4,478,869
Liabilities and Stockholders' Equity				
Liabilities				
Due to related party	$	15,083	$	295,380
Accounts payable and accrued expenses		9,368		10,682
Accrued state replacement tax		6,500		14,000
		30,951		320,062
Stockholders' Equity				
Common stock, no par value; authorized 10,000 shares; 1,565 shares issued and outstanding		86,075		86,075
Retained earnings		4,696,240		4,072,732
		4,782,315		4,158,807
	$	4,813,266	$	4,478,869

See Notes to Statements of Financial Condition.

English Concepts d/b/a PMA Securities, Inc.

Notes to Statements of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

English Concepts d/b/a PMA Securities, Inc. (the Company) has been organized to provide local government investment pools, municipal securities, government securities and money market funds as investments and financial advisory services to public-sector clients and other institutional entities. The Company is registered as a broker-dealer and municipal advisor with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board, and is a member of the Financial Industry Regulatory Authority.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a government securities broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the required books and records.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition. The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers highly liquid investments that have original maturities of three months or less at the date of acquisition to be cash equivalents.

Receivables: Receivables represent fees earned, but not yet received and are carried at original amount owed less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2013 and 2012, there was no allowance for doubtful accounts.

Securities owned and related income: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled and at fair value. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

4

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition: The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred. Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Financial advisory, commissions and remarketing fees are recognized as earned. The Company's fees for its certificates of deposit syndicate activities, included in investment banking/financial advisory revenue on the statement of income, are completed on a "best efforts" basis and accordingly, the positions taken and related revenue generated for those activities are conditional until settlement date.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the stockholders report their pro rata shares of the Company's taxable income or loss. Therefore, these statements do not include any provision for corporate income taxes other than provisions for Illinois replacement taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2010.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Receivable from Clearing Broker

At December 31, 2013 and 2012, receivable from clearing broker consists of cash deposited at the Company's clearing broker totaling $1,113,448 and $936,733, respectively. Cash held by the clearing broker may serve as clearing deposits and be effectively restricted from use of the Company, see Note 3.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

As reflected in Note 1, the Company operates in part under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Exchange Act. Since the Company does not clear its own securities transactions for certain securities, it has established accounts with a clearing broker for this purpose. This can and does result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2013 and 2012, the Company had a clearing deposit at the clearing broker of $50,000, which is included on the statements of financial condition in receivable from clearing broker. The clearing broker is a member of a nationally recognized exchange. Additional terms of the clearance agreement require the Company to maintain a minimum coverage on its broker's fidelity bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it may be liable for expenses incurred by the clearing broker in connection with transferring, converting or closing the accounts held at the clearing broker. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Note 3.   Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company engages in dealing in government securities including those backed or guaranteed by the full faith and credit of the United States government. As part of its activities, the Company maintains an account titled *Special Account for the Exclusive Benefit of Customers* for its government securities clearing activities and operates in part under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Exchange Act.

The Company maintains cash balances at several financial institutions. Accounts at each institution may exceed insured limits of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Note 4.   Related-Party Transactions

Pursuant to an agreement, the Company has been billed for salaries, benefits, promotions, rent and taxes by a related company in which the shareholders of the Company are also shareholders. The amounts due this related company at December 31, 2013 and 2012 were $15,083 and $295,380, respectively.

Note 5.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid after if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $4,683,783, which was $4,583,783 in excess of its required net capital of $100,000. At December 31, 2013, the Company's net capital ratio was 0.01 to 1. At December 31, 2012, the Company had net capital of $4,032,214, which was $3,932,214 in excess of its required net capital of $100,000. At December 31, 2012, the Company's net capital ratio was 0.08 to 1.

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